a celebrity favorite

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Here's a quick list— see if you can tell what they have in common.

Leonardo DiCaprio, Jay Z, Jessica Chastain, Lady Gaga, Tom Brady, Kim K, Ashley Olsen, Allen Ginsberg...

Give up?

They're all George Condo collectors.

They've even commissioned him to make them custom work— Ashley Olsen got him to design for her fashion brand, and he even painted Kim K a custom Birkin.



George Condo with hip-hop artists Travis Scott, Meek Mill, Yo Gotti and billionaire art collector Michael Rubin source: Getty Images

And all this A-list attention means Condo has a loyal fanbase of high-flying, big-spending collectors.

And boy do they love to spend big— he had $37 million in sales last year, alone.

We have a new Condo here.

Best,
Anthony DeSimone
—

SVP, Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

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